PO BOX 3761

LAFAYETTE, LA 70502

Office: 337-896-6664 Fax: 337-896-6655

September 10, 2010

Ms. Melissa Campbell Duru

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, NE

Washington, D.C. 20549-3628

Re:	OMNI Energy Services Corp.
Amendment No. 1 to
Preliminary Proxy Statement on Schedule 14A filed August 27, 2010
File No. 002-23383

Amendment No. 1 to Schedule 13E-3, filed August 27, 2010
File No. 005-53451

Dear Ms. Duru:

This letter responds to the Staff’s comment letter of September 7, 2010 addressed to Mr. David Taylor relating to the Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A (File No. 002-23383) and Amendment No. 1 to Schedule 13E-3 (File No. 005-53451) each as filed with the Securities and Exchange Commission on August 27, 2010 by OMNI Energy Services Corp. (the “Company”).

We hope this letter is responsive to your comments and requests for information. The Company’s goal is to resolve these outstanding comments in a manner that is acceptable to the SEC staff. The Company proposes to mail the Proxy Statement to shareholders on September 15, 2010, and respectfully requests the staff to assist us with that time schedule in its review of Amendment No. 2. The transaction has now been pending for over three months, and it is the Company’s view that further delays will cause confusion in the market for the Company’s common stock, particularly now that the Company has completed the required restatements of its historic financial statements. Accordingly, we request the Staff’s final consideration of our responses to comments to be concluded as soon as possible so that the Company’s shareholders may consider the transaction.

Our responses utilize the same captions contained in the Staff’s September 7, 2010 letter, and are numbered to correspond to the numbers assigned in such letter. For your convenience, our responses are prefaced by the Commission’s corresponding comment.

Schedule 13E-3

1.	We note that certain of the exhibits filed are purportedly subject to a confidential treatment request. We have not received any such request(s). Please refer to Staff Legal bulletins 1 and 1A and submit the request(s) or advise.

Ms. Melissa Campbell Duru

September 10, 2010

Company Response

The Company acknowledges the Staff’s comment and has resent the request pursuant to Rule 24b-2 under the Securities Exchange Act of 1934, as amended. The confidential treatment request, together with the related Exhibits, was sent to the Office of the Secretary via FedEx on September 8, 2010.

Amendment No. 1 to Schedule 14A

Litigation Challenging the Merger, page 14

2.	Supplementally provide us with a copy of the complaints filed in the federal case pending before the federal district court for the Western District of Louisiana.

Company Response

The Company has provided the Staff via supplement with a copy of the complaints filed in the federal case pending before the federal district court for the Western District of Louisiana.

Background of the Merger, page 22

3.	We note revisions made to the background discussion in response to prior comment 15. Further supplement your disclosure and clarify the initial range of prices Wellspring submitted to the company in its initial written proposal on March 5, 2010.

Company Response

The Company notes the Staff’s comment and has revised its disclosure to provide that on March 5, 2010, Wellspring submitted an initial written proposal for a transaction to Stephens reflecting a specific price proposal of $2.35 per share.

Purpose and Structure of the Merger, page 50

4.	We partially reissue prior comment 30. We were unable to locate disclosure that addresses why the Wellspring affiliated entities chose to engage in the transaction at this time. Please revise or advise.

Company Response

The Company notes the Staff’s comment and has revised its disclosure under “Purpose and Structure of the Merger” to address why the Wellspring Entities chose to engage in the transaction at this time.

5.

We partially reissue prior comment 29. Please revise to further clarify the range of alternatives considered by each filing party. Also, clarify any other form of transaction (other than the merger) that was considered and if not pursued, the reasons why such transaction form was not pursued.

Ms. Melissa Campbell Duru

September 10, 2010

In this regard, provide support for the conclusion stated that the company would be unable to liquidate and distribute the assets of the company for proceeds that were greater than the merger consideration being offered.

Company Response

The Company notes the Staff’s comments and has revised its disclosure under “Special Factors—Purpose and Structure of the Merger” to further clarify the range of alternatives considered by each filing party. The Company respectfully directs the Staff’s attention to its disclosure under “Special Factors—Background of the Merger,” “Special Factors—Fairness of the Merger; Recommendation of the Special Committee and the Board of Directors and Reasons for the Merger” and “Special Factors—Position of the Directors Participating in the Merger with Wellspring as to the Fairness of the Merger” for a discussion about alternatives to the Merger that were considered and not pursued and the reasons therefore. In addition, each of the Company, the Rollover Participants and the Wellspring Entities has provided further clarification under “Special Factors—Purpose and Structure of the Merger.”

6.	We note your response to prior comments 36, 37 and 38 and await the updated filings and revised disclosure.

On August 26, 2010, the Company filed a Form 10-K/A for the fiscal year ended December 31, 2009 which includes restated financial information for the fiscal years ended December 31, 2009, 2008, 2007 and 2006. On September 7, 2010, the Company filed its Form 10-Qs for the quarterly period ended June 30, 2010. The Company has updated the Proxy Statement and Schedule 13E-3 to include the interim financial information.

We acknowledge that we are responsible for the adequacy and accuracy of the disclosure in our filings. Additionally, we acknowledge that comments from the SEC staff or changes to disclosure in response to SEC staff comments do not foreclose the SEC from taking any action with respect to the filing. Likewise, we acknowledge that we may not assert the comments by the SEC staff as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

We hope this letter is responsive to your comments and requests for information. We would like to again emphasize that our goal is to resolve these comments in a manner that is acceptable to the SEC staff.

Should you have any questions or further comments please contact me at the number above.

Thank you,

/s/ Gregory B. Milton
Gregory B. Milton Vice President and Chief Accounting Officer